Dah Sing Financial Holdings Limited
36th Floor Dah Sing Financial Centre
108 Gloucester Road Hong Kong

02 MAY -6 AM 8:03

02028777

SUPPL

Our Ref.: CS/L030/02

6th March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Re: Dah Sing Financial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4272

We enclose one (1) copy of the Press Announcement of 2001 Final Results pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Dah Sing Financial Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Dah Sing Financial Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelop.

Yours faithfully,
For and on behalf of
DAH SING FINANCIAL HOLDINGS LIMITED

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Helen H.L. Soo
Company Secretary

dlw 5/6

Encl.

PY/ac085wwL030

South China Morning Post
6th March 2002

大新金融集團有限公司
Dah Sing Financial Holdings Limited

ANNOUNCEMENT OF 2001 FINAL RESULTS

The Directors of Dah Sing Financial Holdings Limited (the "Company") are pleased to present the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2001 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31st December

	2001 HK$'000	2000 HK$'000	Variance %
Interest income	3,183,478	3,817,010	
Interest expense	(1,502,678)	(2,282,772)	
Net interest income	1,680,800	1,534,238	9.6
Other operating income	547,294	502,677	8.9
Operating income	2,228,094	2,036,915	9.4
Operating expenses	(927,668)	(823,236)	12.7
Operating profit before provisions	1,300,426	1,213,679	7.1
Charge for bad and doubtful debts	(424,950)	(311,177)	36.6
Operating profit after provisions	875,476	902,502	−3.0
Net (loss)/gain on disposal/revaluation of fixed assets	(50,476)	5,902	
Net gain on disposal of held-to-maturity and non-trading securities	179,631	14,557	
Profit on ordinary activities	1,004,631	922,961	8.8
Share of net losses of jointly controlled entities	(20,000)	–	
Share of net (losses)/profits of associates	(620)	4,628	
Profit before taxation	984,011	927,589	6.1
Taxation	(117,704)	(104,797)	
Profit after taxation	866,307	822,792	5.3
Minority interests	1,892	(12,519)	
Profit attributable to shareholders	868,199	810,273	7.1
Proposed final dividend of HK$0.60 (2000: HK$0.66) per share	147,947	162,709	
Basic earnings per share	HK$3.52	HK$3.29	7.0
Diluted earnings per share	HK$3.52	HK$3.29	
Dividends per share	HK$1.12	HK$1.08	3.7

CONSOLIDATED BALANCE SHEET
As at 31st December

	2001 HK$'000	2000 HK$'000
ASSETS		
Cash and short-term funds	6,925,793	6,635,757
Trade bills	535,645	454,826
Certificates of deposit held	524,766	347,882
Trading securities	3,173,305	1,692,257
Advances to customers and other accounts	30,081,342	30,379,473
Held-to-maturity securities	4,597,102	7,106,084
Non-trading securities	6,234,977	803,759
Investments in associates	99,866	115,175
Investments in jointly controlled entities	27,000	29,800
Fixed assets	1,302,828	1,338,171
Value of long-term life assurance business attributable to shareholders	593,029	517,413
Assets of long-term fund attributable to policyholders	336,222	281,006
Total assets	54,431,875	49,701,603
LIABILITIES		
Deposits and balances of banks and other financial institutions	293,164	427,371
Current, fixed, savings and other deposits of customers	33,030,725	31,384,912
Certificates of deposit issued	5,652,190	6,094,799
Other accounts and accruals	8,219,098	6,178,071
Current portion of long-term liabilities	230,000	100,000
Long-term liabilities	200,000	330,000
Long-term liabilities attributable to policyholders	336,222	281,006
Total liabilities	47,961,399	44,796,159
CAPITAL RESOURCES		
Loan capital	974,719	–

OVERDUE ADVANCES

	2001 HK$'000	% of Total Advances	2000 HK$'000	% of Total Advances
Gross advances overdue for				
Six months or less but over three months	179,324	0.61	256,755	0.87
One year or less but six months	113,761	0.39	78,746	0.27
Over one year	191,569	0.65	264,913	0.90
	484,654	1.66	600,414	2.04
The amount on which interest is still being accrued	60,536		107,080	
Market value of security held against the secured advances	308,015		405,506	
Secured overdue advances	290,424		402,948	
Unsecured overdue advances	194,230		197,466	
Specific provisions made	184,044		155,858	

OVERDUE ADVANCES ARE RECONCILED TO NON-PERFORMING LOANS AS FOLLOWS:

	2001 HK$'000	2000 HK$'000
Advances which are overdue for more than three months	484,654	600,414
Add: non-accrual advances which are overdue for three months or less	109,379	8,425
Add: non-accrual advances which are not yet overdue	20,536	61,426
Add: rescheduled advances net of amounts included in overdue advances	51,902	103,350
Less: advances which are overdue for more than three months and on which interest is still being accrued	(60,536)	(107,080)
Non-performing loans	605,935	666,535

Over 90% of non-performing loans and overdue loans were due from customers located in Hong Kong.

RESCHEDULED ADVANCES (net of those which have been overdue for over three months and reported as part of overdue advances above)

	2001 HK$'000	% of Total Advances	2000 HK$'000	% of Total Advances
Rescheduled advances	268,364	0.92	460,574	1.56
Specific provisions made	20,349		25,523	

There were no advances to banks and financial institutions that were classified under non-performing, overdue and rescheduled loans as at 31st December 2001 and 31st December 2000.

FINANCIAL RATIOS

	2001	2000
Net interest income/operating income	75.4%	75.3%
Cost to income ratio	41.6%	40.4%
Return on total assets	1.7%	1.7%
Return on shareholders' funds	17.0%	17.9%
Dividend payout ratio (on distributable profit)	34.5%	35.2%
Loan to deposit (including loan capital) ratio	72.4%	77.4%
Loan to deposit (excluding loan capital) ratio	74.3%	77.4%
Capital adequacy ratio (Note)	18.7%	14.3%
Average liquidity ratio (Note)	46.2%	44.4%
Net interest margin	3.76%	3.79%

Note:

The capital adequacy ratio represents the consolidated ratio of the Banking Group as at 31st December. The capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Third Schedule of the Banking Ordinance.

The liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio for the twelve months of the financial year for the Banking Group. The liquidity ratio of each entity within the Banking Group is computed in accordance with the Fourth Schedule of the Banking Ordinance.

FINAL DIVIDEND

At the forthcoming annual general meeting of the Company to be held on Tuesday, 23rd April 2002, the Directors will propose a final dividend of HK$0.60 per share for 2001 to Shareholders whose names are on the Register of Shareholders as at the close of business on Thursday, 28th March 2002. Dividend warrants will be sent to Shareholders by ordinary mail on or about Wednesday, 24th April 2002.

Together with the interim dividend of HK$0.52 per share, the total dividend for the year is HK$1.12 per share, up 3.7% from 2000.

	2001	2000
Current portion of long-term liabilities	230,000	100,000
Long-term liabilities	200,000	330,000
Long-term liabilities attributable to policyholders	336,222	281,006
Total liabilities	47,961,399	44,796,159
CAPITAL RESOURCES		
Loan capital	974,719	–
Minority interests	78,312	80,967
Share capital	493,158	493,058
Reserves	4,776,340	4,168,710
Proposed final dividends	147,947	162,709
Shareholders' funds	5,417,445	4,824,477
Total capital resources	6,470,476	4,905,444
Total liabilities and capital resources	54,431,875	49,701,603

Note on accounting policies

The accounting policies used in preparing the 2001 annual financial statements of the Group are consistent with those adopted in the 2000 annual financial statements except for the treatment of dividends. In accordance with the SSAP 9 (revised) "Events after the balance sheet date", the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the new policy.

SHAREHOLDERS' FUNDS
As at 31st December

	2001 *HK$'000*	2000 *HK$'000*
Share capital	493,158	493,058
Reserves		
Share premium	817,703	817,126
Capital reserve	5,072	9,195
Investment properties revaluation reserve	25,165	12,425
Premises revaluation reserve	311,707	325,155
Investment revaluation reserve	(3,912)	(23,775)
General reserve	588,930	588,930
Retained earnings	3,031,675	2,439,644
	4,776,340	4,168,710
Proposed dividends	147,947	162,709
Total	5,417,445	4,824,477

CHARGE FOR BAD AND DOUBTFUL DEBTS
For the year ended 31st December

	2001 *HK$'000*	2000 *HK$'000*	Variance %
Specific provision charged	431,432	289,112	49.2
General provision (written back)/charged	(6,482)	22,065	
	424,950	311,177	36.6

TAXATION

Hong Kong profits tax has been provided at 16% (2000: 16%) on the estimated assessable profit for the year.

Included in the taxation is the attributable share of estimated Hong Kong profits tax losses arising from investments in limited partnerships. The Group's investments in limited partnerships are written off in the same year as the taxation benefits resulting from those investments are received and utilised.

There is no significant deferred taxation liability not provided for.

BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share is based on earnings of HK$868,199,000 (2000: HK$810,273,000) and the weighted average number of 246,368,665 (2000: 246,065,824) shares in issue during the year.

The calculation of diluted earnings per share is based on earnings of HK$868,199,000 (2000: HK$810,273,000) and the weighted average number of 246,748,522 (2000: 246,370,945) shares in issue during the year after adjusting for the effect of all dilutive potential ordinary shares.

ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS
As at 31st December

	2001 *HK$'000*	2000 *HK$'000*	Variance %
Advances to customers	29,274,357	29,485,581	–0.7
Provisions for bad and doubtful debts			
Specific	(308,142)	(218,601)	
General	(263,183)	(270,472)	
	28,703,032	28,996,508	–1.0
Accrued interest	368,325	367,616	
Other accounts	1,046,572	1,044,950	
Provisions against accrued interest and other accounts			
Specific	(36,396)	(29,400)	
General	(191)	(201)	
	30,081,342	30,379,473	–1.0

GROSS ADVANCES TO CUSTOMERS BY INDUSTRY SECTOR

	2001 *HK$'000*	2000 *HK$'000*	Variance %
Loans for use in Hong Kong			
Industrial, commercial and financial			
Property development	447,730	247,580	80.8
Property investment	2,379,572	2,040,681	16.6
Financial concerns	363,192	219,453	65.5
Stockbrokers	12,512	13,245	–5.5
Wholesale and retail trade	1,168,226	1,303,074	–10.3
Manufacturing	2,134,177	2,099,579	1.6
Transport and transport equipment	2,180,592	4,669,011	–53.3
Others	888,067	813,579	9.2
	9,574,068	11,406,202	–16.1
Individuals			
Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,465,067	1,834,950	34.3
Loans for the purchase of other residential properties	8,443,582	8,459,579	–0.2
Credit card advances	2,773,749	2,275,706	21.9
Others	3,661,823	3,050,226	20.1
	17,344,221	15,620,461	11.0
Loans for use in Hong Kong	26,918,289	27,026,663	–0.4
Trade finance	1,879,976	1,989,595	–5.5
Loans for use outside Hong Kong	476,092	469,323	1.4
	29,274,357	29,485,581	–0.7

Over 90% of gross advances to customers were extended to customers located in Hong Kong.

NON-PERFORMING LOANS
As at 31st December

	2001 *HK$'000*	% of Total Advances	2000 *HK$'000*	% of Total Advances
Gross advances	605,935	2.07	666,535	2.26
Specific provisions made	(267,035)		(164,161)	
	338,900		502,374	
Market value of security held	328,420		442,714	
Interest in suspense	53,147		63,019	

At the forthcoming annual general meeting of the Company to be held on Tuesday, 23rd April 2002, the Directors will propose a final dividend of HK$0.60 per share for 2001 to Shareholders whose names are on the Register of Shareholders as at the close of business on Thursday, 28th March 2002. Dividend warrants will be sent to Shareholders by ordinary mail on or about Wednesday, 24th April 2002.

Together with the interim dividend of HK$0.52 per share, the total dividend for the year is HK$1.12 per share, up 3.7% from 2000.

CLOSING OF REGISTER OF SHAREHOLDERS

The Register of Shareholders will be closed from Friday, 22nd March 2002 to Thursday, 28th March 2002, both days inclusive. In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m., Thursday, 21st March 2002.

BUSINESS REVIEW

Dah Sing performed well in 2001, in a very difficult year for Hong Kong in a general environment of economic weakness and deflation. Operating profit after provisions was HK$875.5 million, and earnings per share rose 7.0% from HK$3.29 to HK$3.52. Our good performance has also been reflected in the dividend payment for the year of HK$1.12 per share, an increase of 3.7% over 2000.

Our primary goal is to improve shareholder value, through teamwork amongst our staff and a high level of service to our customers. Our strategy to achieve this goal is by concentrating on our core businesses of banking and insurance. It is our objective to grow and deepen the relationship with our customers through constant innovation and a dedication to the provision of high levels of customer service, and the creation and maintenance of a service culture within our organisation. We believe strongly in building a balanced business with a wide product range capable of generating sustained growth. Risk management is an important part of this growth process and a culture of prudent risk management is important for us as a group. Dah Sing is also committed to giving something back to the Hong Kong community.

On the broader economic front, China's accession to the WTO and Beijing's successful bid to host the 2008 Olympic Games will, we believe, be of benefit to Hong Kong in the years to come.

Banking

In banking we will focus on personal banking, wealth management and treasury. We made progress during 2001, through increased receivable balances in credit cards and personal loans, as well as strong growth in fee income. We now have a 5% market share in the credit card business, and more than 600,000 customers in our personal banking business.

Increases in efficiency are also an important part of our strategy, and we will manage our business in a cost effective manner in this deflationary environment.

Loan growth was slow in Hong Kong in 2001, and is not expected to recover dramatically in the first half of 2002. In this low loan growth environment, it is important for us to generate returns on our surplus funds by actively managing our treasury business. We had a good year in treasury in 2001, and expect to see a further contribution to our business this year. As we have become more active in our treasury business, we have also taken steps to improve and strengthen our risk management function.

Insurance

Our life assurance subsidiary generated strong new business growth in 2001. Whilst part of this growth was generated through its traditional agency force, the strongest driver of growth has been in sales through our bank branches.

We will continue to devote effort to the expansion of this business in 2002, both through continued efforts in conjunction with Dah Sing Bank, and through the life company's own agency force.

We also plan to increase our range of life and general insurance products, with investment-linked products coming on-stream in the second half of 2002.

FINANCIAL REVIEW

Operating profit before provisions was 7.1% higher, mainly as a result of the increased revenue contribution from our banking business. Our life assurance business generated a small increase in profit relative to 2000. Due to higher bad debt charges, our operating profit after provisions was marginally down from the prior year.

Net interest income grew by 9.6% for the year. Despite the continued tightening in loan margins for most loan products, the growth in higher yielding consumer loans and a higher level of investment in fixed income securities helped boost our net interest income in a year of declining interest rates. Our net interest margin tightened slightly from 2000's 3.79% to 3.76% in 2001.

Other operating income was 8.9% higher than 2000. The growth was mainly driven by the increase in our banking business' fee and commission income, which also benefited from a modest improvement in the overall long-term life assurance profit. Our banking business recorded a 10% increase in other operating income, with higher contribution generated by credit card fee and insurance sales commission income. Our life assurance business' net contribution, using the embedded value accounting treatment, rose to HK$90.0 million, up 4.0% relative to HK$86.5 million earned in 2000.

Operating expenses increased by 12.7% when compared with those in 2000. The higher cost base was caused mainly by higher level of staffing, higher spend on advertising and marketing promotion, and a continued increase in our IT investment and costs associated with the first year of operation of MEVAS Bank, which commenced business in April 2001. Our cost to income ratio rose slightly to 41.6% relative to 40.4% in 2000.

The Group's charge for bad and doubtful debts rose 36.6% when compared with 2000. The charge in 2001 largely reflected specific provision cost, as general provision charge in the year was not required due to the absence of loan growth. The increase in specific provision charge arose mainly from the deterioration in asset quality of our unsecured credit card and consumer loan portfolio brought about by the rise in unemployment and personal bankruptcies. The Group has adopted the practice of making full specific provisioning for all credit card and consumer loans whenever personal bankruptcy petitions are filed against or by the borrowers. A higher level of delinquency and charge-off was experienced amidst a slowing economy. The asset quality of our commercial banking and hire purchase finance businesses, however, held up well despite the difficult market conditions. These assisted in lowering our non-performing loan ratio to 2.07%.

Reflecting a further fall in property values since the last revaluation of our premises in 1998, our Group wide property revaluation at the end of 2001 resulted in a net charge of HK$50.0 million, which has been recognized in our P&L account.

Benefiting from the substantial reduction in interest rates during the year and to preempt a possible increase in interest rates in 2002, we took the decision to realize part of our investment in debt and equity securities during the year and reclassify a substantial amount of held-to-maturity debt securities to fair value (non-trading) during the course of the second half of 2001. These actions produced a total net gain of HK$179.6 million for the year. At the end of 2001, the debt securities portfolio had been restructured with shorter maturities to allow for more effective interest rate risk management.

For our banking business, total loans and advances to customers were 0.7% lower than those at the end of 2000. The growth in retail and commercial lending was offset by the contraction in hire purchase lending. We adopted a more conservative pricing in response to the keen competition and repricing in the transport financing market and as a result we experienced a significant reduction in our hire purchase loan book in 2001. Our focus on the retail banking business helped sustain the strong pace of growth in credit card and other consumer loans.

We continued to exercise tight control on deposit pricing with the objective of effectively reducing the cost of our liabilities. Our total deposit base, comprising customer deposits and certificates of deposits, was up 3.2% relative to 2000. This brought about an easing in the loan to deposit ratio, particularly if we include our US$125 million subordinated bond issued in March 2001 as part of the funding base. The subordinated bond enabled us to achieve a better capital mix and helped to position us to pursue added business growth with a stronger capital adequacy ratio. This was the first time Dah Sing Bank had issued Tier 2 capital in the international capital market.

Our asset growth in 2001 was achieved mainly through the increase in our investment in high quality debt securities. This diversification and growth strategy is being pursued in a highly controlled and organized manner which seeks to balance and optimize return against interest rate, market and credit risks, whilst the fundamental requirement of managing liquidity risk is met by the high credit rating and marketability of most of the debt securities held by the Group.

In April, we launched MEVAS Bank, which has been actively promoting its new businesses and brand by targeting the retail and middle-income sectors. MEVAS utilizes its Internet channel, small branch network and a mobile sales force to distribute its products, acquire and service customers.

On 22nd February 2002, the Group disposed of all its remaining 30% interest in Jian Sing Bank to China Construction Bank at a small loss.

Our life assurance business generated a 4.0% increase in net profit than 2000. The higher contribution was mainly achieved by improved sales and higher embedded value increase, but a strong bond investment return was more than offset by the lower equity investment performance caused by the poor global equity market in 2001.

PROSPECTS FOR 2002

2002 promises to be another very challenging year, both for Hong Kong and for the Dah Sing group. However we are cautiously optimistic on the outlook for the second half of the year, and wholly committed to our focus on generating value for our shareholders. Our strategy is clearly defined, and will, we believe, bring benefits to shareholders in the years to come.

China's WTO accession, and the forthcoming Olympic Games in Beijing in 2008 are both positive developments for the future.

We believe that the recent high-level discussions between the Mainland and Hong Kong to forge a Closer Economic Partnership Arrangement will be beneficial to both parties.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors are aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting year covered by this final report, in compliance with Appendix 14 of the Listing Rules of the Stock Exchange of Hong Kong Limited, except that (1) non-executive Directors were not appointed for a specific term since all Directors, excluding the Managing Director, have been subject to rotation in annual general meetings pursuant to the Company's Articles of Association and (2) the Audit Committee comprises five members with four independent non-executive Directors and one executive Director who brings particular banking expertise and extensive knowledge of the Group to the Audit Committee.

DEALINGS IN THE COMPANY'S SHARES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the year ended 31st December 2001.

By Order of the Board
H L Soo
Company Secretary

Hong Kong, Tuesday, 5th March 2002

A more detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Fifteenth Annual General Meeting of Dah Sing Financial Holdings Limited will be held at 36th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Hong Kong on Tuesday, 23rd April 2002 at 11:00 a.m. for the following purposes:–

1. To receive and consider the audited financial statements together with the Reports of the Directors and Auditors for the year ended 31st December 2001.
2. To declare a final dividend.
3. To elect eight Directors.
4. To fix the fees of the Directors for the year ended 31st December 2001.
5. To appoint auditors and to authorise the Directors to fix their remuneration.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
8. *To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number* of shares repurchased under item 7 hereof.

By Order of the Board
H L Soo
Company Secretary

Hong Kong, Tuesday, 5th March 2002

Notes:

(a) A member entitled to attend and vote at the Meeting is entitled to appoint one or, under particular case, more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed must be lodged at the registered office of the Company, 36th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting (or the adjourned meeting as the case may be).

(c) The proposed resolutions of numbers 6 to 8 will be detailed in the Notice of Annual General Meeting incorporated in the Annual Report to be despatched to members on or about Tuesday, 2nd April 2002.